SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*
LUMINENT MORTGAGE CAPITAL, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
550278303
(CUSIP Number)
Juan C. Bou
Arco Capital Corporation Ltd.
c/o Arco Capital Management LLC
City View Plaza Suite 800
Road 165 Km. 1.2
Guaynabo, PR 00968
(787) 993-9659
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 19, 2007
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 3 Pages)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	550278303

1	NAMES OF REPORTING PERSONS ARCO CAPITAL CORPORATION LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 98-0529366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		36,152,737

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,716,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,152,737

WITH	10	SHARED DISPOSITIVE POWER

		2,716,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,869,532

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	550278303

1	NAMES OF REPORTING PERSONS ARCO CAPITAL MANAGEMENT LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 66-0692732

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Puerto Rico

	7	SOLE VOTING POWER

NUMBER OF		100,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,152,737

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

		36,152,737

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,869,532

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	550278303

1	NAMES OF REPORTING PERSONS INTERINVESTCO LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 20-3027922

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,216,795

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,152,737

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,216,795

WITH	10	SHARED DISPOSITIVE POWER

		36,152,737

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,869,532

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 21, 2007 (the “Original Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Shares”), of Luminent Mortgage Capital, Inc., a Maryland corporation (the “Issuer”) to reflect the expiration of the options to purchase Common Shares of the issuer owned by Interinvestco LLC. This Amendment No. 2 also updates and supplements the Original Schedule 13D to reflect outstanding share figures recently reported by the Issuer and the purchase by Arco Capital Management LLC on December 28, 2007 of 100,000 Common Shares of the Issuer at a price of $0.87 per share (as previously reported on the Form 3 filed by ACM on December 28, 2007). Although there is no change to the percentages of the Issuer’s outstanding shares subject to the Warrants described below, a corrected and updated share calculation is presented. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings assigned to them in the Original Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Sections a and b of Item 5 of the Original Schedule 13D are hereby deleted and replaced in their entirety by the following:
(a), (b) Based on information provided by the Issuer, there were 43,172,839 Common Shares issued and outstanding as of December 24, 2007. As to each Reporting Person, Items (7)-(11) and (13) of the applicable cover page are incorporated herein by reference.
Pursuant to the Warrant Agreement, ARCO has the right to purchase, at a price of $0.18 per share, at any time until the fifth anniversary of the date of the Warrant Agreement, a combination of Common Shares and shares of a newly-created class of non-voting preferred stock of the Issuer that in the aggregate represent 51% of the equity of the Issuer. So long as the Issuer’s 8.125% Convertible Senior Notes due 2027 (the “Convertible Notes”) are outstanding and the holders of the Convertible Notes have the right to cause their Convertible Notes to be redeemed following a change in control of the Issuer, the maximum number of Common Shares that may be issued to ARCO upon the exercise of the Warrants granted under the Warrant Agreement is the number that, together with all other Common Shares beneficially owned by ARCO, would result in ARCO owning 49% of the issued and outstanding Common Shares. Based upon 43,172,839 Common Shares outstanding, if ARCO were deemed to be the beneficial owner of the 2,716,795 Common Shares reported in this statement as beneficially owned by other Reporting Persons, the maximum number of Common Shares that ARCO could acquire upon exercise of the Warrants would be 36,152,737 (representing approximately 45.6% of the Common Shares that would be outstanding following the exercise) which, together with the Common Shares reported in this statement as beneficially owned by other Reporting Persons, would represent 49% of the Common Shares that would be outstanding following the exercise.
ACM directly owns 100,000 Common Shares (representing approximately 0.23% of the Common Shares currently outstanding). As ACM acts as ARCO’s external investment manager, it may be deemed to share beneficial ownership of the Common Shares issuable on exercise of the Warrants.
WGC directly owns 150,000 Common Shares (representing approximately 0.35% of the Common Shares currently outstanding). WGC is wholly owned by Ailsa Craig, which therefore may be deemed to share beneficial ownership of those Common Shares. Jay Johnston, as the general partner of Ailsa Craig, also may be deemed to share beneficial ownership of those Common Shares.
Interinvestco owns 2,216,795 Common Shares (representing approximately 5.1% of the Common Shares currently outstanding). Interinvestco is owned by two trusts whose settlors are Jay Johnston and Robert Koenigsberger.
Istan owns 250,000 Common Shares (representing approximately 0.58% of the Common Shares currently outstanding). Istan is wholly owned by Dilek Koenigsberger, who therefore may be deemed to share beneficial ownership of those Common Shares.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2008

Arco Capital Corporation Ltd.

By:	/s/ Francesco N. Piovanetti

	Name:	Francesco N. Piovanetti

	Title:	President and Chief Operating Officer

Arco Capital Management LLC

By:	/s/ Francesco N. Piovanetti

	Name:	Francesco N. Piovanetti

	Title:	President